Exhibit 99.1

NIO Inc. Provides November 2018 Monthly Delivery and Production Update, Announces NIO Day, December 15, 2018, as ES6 Launch Date

•	Delivered 3,089 ES8 vehicles in November 2018

•	Cumulative Production of ES8 exceeded 10,000 Milestone

•	Announces NIO Day, December 15, 2018, as Launch Date for ES6, Our 5–Seater Premium Electric SUV

SHANGHAI, China, December 3, 2018 (GLOBE NEWSWIRE) — NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today provided its November 2018 delivery results and announced that the Company is launching its ES6, a 5-seater, high-performance premium electric SUV, on December 15, 2018, NIO Day.

As of November 30, 2018, year-to-date deliveries of the Company’s ES8, its 7-seater, high- performance premium electric SUV, reached 8,030 vehicles, 3,089 of which were delivered in November 2018, representing a more than 96% increase from the prior month. Additionally, the Company has cumulatively produced over 10,000 ES8 vehicles through the end of the month.

“In November, we continued our solid production ramp and accelerated deliveries of the ES8,” said William Li, founder, chairman and chief executive officer of NIO Inc. “Additionally, we have made significant enhancements to our software and service capabilities to better support the growing numbers of ES8s on the road. We are confident that, with improved integration and the dedication of our global teams, we will continue to deliver strong products and services to our users.”

“Further, we are excited to launch our highly anticipated ES6 on NIO Day, December 15, 2018. The ES6 is a 5-seater, high-performance premium electric SUV that features exceptional acceleration, a longer drive range and a lower price than the ES8. Our annual NIO Day is designed to be a joyful event for our user community and will mark another exciting milestone as we launch the ES6, our second mass production car following the ES8,” Mr. Li concluded.

Louis T. Hsieh, NIO’s chief financial officer, added, “We are pleased with our strong November delivery of 3,089 ES8s, which demonstrates our growing execution capabilities. With these strong November deliveries, we reaffirm our fourth quarter of 2018 target of 6,700-7,000 ES8 deliveries and second half year 2018 goal of 10,000 vehicle deliveries. Our current efforts are focused on the successful launch of the ES6 on NIO Day, with the aim of providing initial delivery by June or July of 2019. It is important to note that the Chinese market for premium 5-seater SUVs is multiple times larger than that for premium 7-seater SUVs.”

On December 1, 2018, the Company began accepting priority reservations for the ES6 from existing ES8 users and their invitees. Reservations from the general public will begin on NIO Day, December 15, 2018.

NIO ES8 Delivery Volume

	2018 – Jun		2018 – Jul	2018 – Aug	2018 – Sep	2018 – Oct	2018 – Nov
Monthly Units of Delivery	100	(1)	381	1,121	1,766	1,573	3,089
Cumulative Units of Delivery	100	(1)	481	1,602	3,368	4,941	8,030

(1)	NIO commenced deliveries of the ES8 on June 28, 2018. Deliveries for June represent the 3-day period from June 28 to June 30, 2018.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market, founded in November 2014. NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater, high-performance premium electric SUV in China from June 2018 and plans to launch ES6, a 5-seater, high-performance premium electric SUV in late 2018.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Jade Wei

Tel: +86-21-6908-3681

Email: ir@nio.com

Heather Diwu

Tel: +86-10-5687-4108

Email: ir@nio.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: nio@tpg-ir.com

Ross Warner

Tel: +86-10-5730-6201

Email: nio@tpg-ir.com

Source: NIO